United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Vale discloses response to Open Letter to Shareholders Rio de Janeiro, March 15th, 2021 - Vale S.A. (“Vale” or “Company”) hereby presents its response (Exhibit I) to the letter received on March 12, 2021, called “Open Letter to Vale Shareholders” (“Carta Aberta aos Acionistas da Vale”), which is available in Exhibit II of this Notice to Shareholders. Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Exhibit I – V ale’ s r esp o n s e In view of the manifestation by a specific group of shareholders about the Board candidates recommended by the Company’s Nomination Committee, all of which were confirmed by the Board of Directors, the Company considers it appropriate to provide the following clarifications, so that the vote at the annual general meeting can be exercised in an informed and reflected manner, according to the social interest and in the best interest of the Company. First, the Company understands that shareholders are entitled to exercise freely their right to express themselves on issues that will be submitted to the resolution of the ordinary general meeting, in compliance with the rules and regulations in force. Likewise, the Company understands that it has a duty to clarify and inform all shareholders about the manifestation of certain shareholders, so that everyone is equally and completely informed about the topic. Corporate governance is one of the main pillars within Vale's management guidelines. Since 2017, the Company has been implementing, consistently and without relapses, a series of measures to improve its governance, always in line with best practices. In this sense, to list a few, (i) the conversion of preferred shares into common shares was implemented, with enormous success; (ii) still in 2017, in the course of the Board's mandate, 2 independent members were admitted to the Board of Directors, more specifically Directors Sandra Guerra and Isabella Saboya, both with notorious commitment to best practices in corporate governance; (iii) carried out the migration to B3's Novo Mercado; (iv) the creation of a statutory Audit Committee, coordinated by an Independent Director; (v) continued to improve the structure of internal controls; (vi) reviewed and updated several internal policies; and (vii) adopted practices to facilitate the participation of its shareholders in General Meetings. In 2020, already fulfilling the previously disclosed commitment to dissolve the controlling block formed by the shareholders' agreement, and with the purpose of allowing an adequate and orderly transition to become a true corporation, Vale, in a pioneering move, announced the formation of a Nomination Committee, charged with the mission of proposing improvements related to the structure, size and attributions of the Board of Directors. Vale's Nomination Policy was also approved, setting minimum qualifications for the positions of Director, Committee and Executive Board members at Vale. This Nomination Committee was composed of three members, including the Chairman of Vale’s Board of Directors and two external independent members, one of them in the role of Coordinator, and both with recognized knowledge, relevant executive experience and who also participate in other Boards of Directors, notably in the role of Chairman of the Boards of Directors of large Brazilian corporations: Mr. Pedro Parente, as Coordinator, and Mr. Alexandre Silva. At the beginning of this year, after intense and thoughtful evaluations and discussions, in close collaboration with shareholders, stakeholders and consultancy companies with notable expertise, the Nomination Committee, with the support of the Board of Directors, proposed a series of changes to the bylaws, considered essential taking into account the reality of Vale, its new position as a true corporation, with no controlling shareholder and aligned with the most modern governance practices at a global level, of which we highlight: more flexibility in forming the Board of Directors, with a minimum of 11 and a maximum of 13 members; greater number of independent members of the Board (at least 7 independent members); stricter criteria for determining the independence of Directors; election of chairman and vice chairman of the Board of Directors by general shareholders' meeting; adoption of the concept of Lead Independent Director (LID); Directors elected individually and not by slate; easier procedure for shareholders to nominate candidates for the Board of Directors; greater transparency in the nomination of candidates to the Board of Directors indicated by the Nomination Committee, with more advance notice; and majority vote, a proposal that, although in line with the best international practices and even suggested by several foreign shareholders, was removed from the agenda due to the shareholders' view that the Brazilian market was not yet ripe to evaluate such innovation, and after a position paper issued by the CVM's Superintendence of Corporate Relations in this regard. The amendments recommended by the Committee were widely accepted by the shareholders at the General Meeting held on March 12, having been approved with more than 98% of the votes of those present, demonstrating the support of the significant majority of Vale's shareholder base to the results of the Committee's work and Board and the alignment between management and all Vale shareholders. In parallel with the statutory amendments that sought to adapt Vale's governance in preparation for the election of the Board, the Nomination Committee performed a thorough and rigorous analysis, with the help of specialized external consultants and listening intensely to different Company shareholders, both in Brazil and abroad, regarding their views of the Board of Directors', background, profile, gaps in competence, among others, which resulted in the list of candidates presented to shareholders and the market. Among the highlights and main criteria that guided the Committee in forming the proposed list of candidates for the new Board of Directors, we mention a few: the list was based on a competency matrix prepared with the support of the Boston Consulting Group and on a benchmarking with Brazilian reference companies, with the identification of points of convergence of the current members and of gaps potentially filled by the new members; appointment of a candidate for Chairman of the Board who is already part of the collegiate, with a view toward ensuring continuity, and presenting the characteristics necessary for the function; attention to gender diversity, as well as expanding the diversity of nationalities and cultures, with four non-Brazilian candidates; the list of candidates also takes into account that the Board has undergone a recent renewal process in the last two General Meetings, with the incorporation of 9 new members, with the Committee proposing an appropriate renewal of 5 members, among the 12 who will be elected. The result of these works, according to the Nomination Committee, was a list of candidates with balanced, diversified and complementary qualifications and experiences, suited to Vale's business strategy and its needs in the future. The majority of candidates, 8 out of 12 members, are made up of materially independent Directors, whose condition were assessed by the Committee and the Board in a rigorous manner and in strict compliance with the parameters and requirements established by the Novo Mercado Regulation and Vale’s Bylaws. In addition, the list of candidates reflects the reappointment of 7 members out of 12 eligible positions. In the views of the Nomination Committee and the Board, this is a desirable number and it considers the importance of ensuring that the new Board can operate without jeopardizing business continuity and the various ongoing initiatives related to Brumadinho. It its noteworthy, once again, that, adding the 5 new candidacies proposed by the Nomination Committee, 10 out of 12 positions on the Board have already been replaced since May 2019, leaving no doubt that Vale has implemented a constant and effective renovation in its collegiate, while ensuring an orderly transition to its new governance model. According to the Nomination Committee, the candidates appointed by the Committee bring different competencies and experiences, not only national, but also international, including administrative ones, such as previous experiences as CEO, in institutional relations and knowledge about Vale's current and historical contexts; functional skills such as risk management, safety and operations, as well as knowledge in areas such as finance, innovation, sustainability and ESG; and, also, specific experience and knowledge in the industries in which Vale operates. The Nomination Committee sought to bring together a vision of balance and unity in the group, taking into account the needs of Vale, complementarity and diversity of members, with the necessary skills, while maintaining a minimum track record in the Board of Directors, including due to the recent renovation already in place from 2019. Finally, according to the Nomination Committee, the candidate for the position of Chairman of the Board, Mr. José Luciano Penido, meets the criteria for independence and is a member of the current Board of Directors, which he joined in 2019, which is essential for a balanced transition process, in addition to gathering all the attributes necessary for the position, especially for his long professional history in the sector, extensive knowledge of Vale's businesses and recognized experience in critical issues for the Company. Vale has full confidence in the work carried out in an intense, rigorous and careful manner by the Nomination Committee, and, as shown by the result of the last General Meeting, also in the support of its shareholders to the movements conducted by the Committee and the Board in the direction of improving Vale’s corporate governance. Vale recommends its shareholders to take note of, and delve into the Final Report of the Nomination Committee, which, due to its seriousness, extension, transparency, depth and independence, will be very useful for making an informed decision by shareholders, understanding all that has been done and the reasons and motivations leading the Committee to recommend the candidates, considering the interest of the shareholders, the reality of Vale and its effective needs. Vale S.A.

Exhibit II - Open Letter to Vale Shareholders

OPEN LETTER TO VALE SHAREHOLDERS Vale is a global company, the third largest miner in the world, and one of the most important corporations in Brazil. It was in the center of the two biggest environmental tragedies in our history and is in the middle of an important transformation. The undersigned are long-time Vale shareholders. They recognize that much has been done but believe that Vale’s challenges stem from the corporate culture developed over its almost eight decades of existence. The transformation of that culture is therefore crucial and urgent and was not fully accomplished under the leadership of the former control group. Corporate governance needs to be a fundamental tool for this transformation, with clarity of purpose and strategy. With these ideas in mind, the shareholders examined the management’s proposal to the forthcoming Annual Meeting and concluded that, despite its efforts, the list of candidates nominated to the board does not seem to be ideal to implement this cultural change in the necessary pace and intensity. In particular, the list has important gaps to meet the company’s challenges in coming years, among which we highlight: To consider as independent directors who until recently were bound by the shareholders agreement. Even considering that Novo Mercado regulations refer only to former ‘employees’ or ‘executives’ of the controlling shareholders, we understand that such a restrictive and formalistic interpretation deviates from best practice. We therefore do not consider these professionals to be independent. One of the candidates is a former executive director of Vale, having resigned less than 5 years ago – which also collides with the concept of material independence. The list of nominees brings too little refreshment for a company with Vale’s history of problems and underperformance. The need to increase such refreshment, especially in relation to directors who were already serving at the time of those accidents. The current board – following advice from the Nominating Committee – has proposed a substantial bylaw reform that generated strong opposition from shareholders, received a negative recommendation from proxy advisors and was struck down as illegal by the technical branch of the CVM – the Brazilian market regulator. As usually happens in more developed markets, such leaders would be expected to offer their resignation or abstain from seeking another mandate. The importance of choosing a Chairman of the Board that is truly independent – not only checking the formal boxes – but including the absence of material links with the former controlling shareholders. This view does not represent a judgment about the individual biographies of the candidates nominated by management, or even about the good intentions of the Nominating Committee. It simply shows that the end result seems insufficient for the transformation challenge in front of Vale. For all these reasons, this group has decided to nominate four new candidates to the Board of Directors of Vale. All the names are fully independent – both formally and materially – and bring to the board industry expertise, knowledge of Vale, skills in corporate governance, auditing, compliance, crisis management, experience as Chairman, CEO or C-level of listed companies, legal and regulatory backgrounds and experience in technology, diversity, and sustainability. Along with some of the names offered by management, we are convinced that they will be able to energize Vale’s board so that it can really help the company to overcome its challenges. The process of nominating candidates to the boards of Brazilian companies is complex, and outside of the operating capacity of many institutional investors. The undersigned have discussed this proposal with other important shareholders, both local and foreign, who share the same view and expect to support the candidates, even if not formally nominating at this time. We therefore urge shareholders to examine the Management’s Proposal carefully, to support the request to implement the Multiple Voting process, and to select candidates who can effectively help Vale achieve the transformation it so badly needs. São Paulo, March 12th 2021 Assinado de forma digital por RAPHAEL MANHAES RAPHAEL MANHAES MARTINS DANIEL ALVES Assinado de forma digital por DANIEL ALVES MARTINS Dados: 2021.03.12 16:39:57 -03'00' FERREIRA:2058624 5804 FERREIRA:20586245804 Dados: 2021.03.12 16:44:18 -03'00' ARGUCIA ENDOWMENT FUNDO DE INVESTIMENTO MULTIMERCADO ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES DUST FUNDO DE INVESTIMENTO EM AÇÕES-BDR NÍVEL I GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES SPARTA FUNDO DE INVESTIMENTO EM AÇÕES-BDR NÍVEL I TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. VICTOR ADLER

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations